Exhibit 99.1

SUNTECH ANNOUNCES STRATEGY TO SOLIDIFY MARKET LEADERSHIP

WUXI, China, Oct. 9, 2012 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), the world’s largest producer of solar panels, today announced its strategy to improve operations and solidify its global industry leadership.

David King, Suntech’s CEO, said, “Trade protectionism and an imbalance between demand and supply have contributed to increasing competition and declining profitability for solar manufacturers globally. In this environment, it is imperative that we focus on what we do best and take decisive actions to solidify our market leadership.

“By continuing to invest in Suntech’s technology and customer-service, right-size production capacity, drive down cost, streamline our operating structure and improve our financial position, we aim to return to a sustainable and profitable business model,” added David King.

The strategy consists of 5 key elements:

1.              Invest in profitable and sustainable customer relationships. Suntech will continue to drive technology innovation and focus on providing exceptional products and service to solar industry partners who value levelized-cost-of-electricity over installed price per watt.

2.              Right-size production capacity. In order to increase manufacturing utilization and reduce production cost, Suntech has temporarily reduced PV cell capacity to 1.8GW and will maintain wafer capacity at 1.6GW and module capacity up to 2.4GW. Going forward, the Company will leverage its global supply chain to navigate trade protectionism and fluctuations in demand.

3.              Cut production cost. Suntech will continue to measure cost inputs, evaluate performance against best-in-class benchmarks, and maintain a highly competitive cost structure, without compromising quality and performance. By the end of 2012, Suntech targets a module non-silicon cost structure of approximately 55c per watt, a 30% reduction from the end of 2011.

4.              Streamline operating structure. The Company will continue to streamline operations to eliminate overlap and improve operational and process discipline. Suntech is on track to achieve a 20% reduction in annualized operating expenses (excluding non-recurring items) in 2012, compared to 2011. The Company will continue its cost reduction initiatives in 2013 and adjust operations to match market conditions.

5.              Improve financial position. Suntech is committed to extending the maturity of credit facilities and continuing to reduce total debt and related interest expenses. Suntech has retained the UBS Investment Bank to evaluate alternatives to address its convertible notes due March 2013.

“At Suntech, we have built an unparalleled track record through deploying around 7GW of solar products to more than 80 countries. With this strategy, I am confident that we can return to positive operating cash flow in 2013 and set Suntech on the path to continued success in the solar industry,” said David King.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes statements about the ability of Suntech to cut its operating expenses (excluding non-recurring items) by 20% in 2012; its ability to substantially improve utilization; lower production cost and operating expenses, and improve product performance; and its ability to return to cash flow positive in 2013. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor inquiries, please contact:

Suntech Power Holdings, Co. Ltd.
Rory Macpherson
Investor Relations Director
Email: rory@suntech-power.com

Media inquiries, please contact:

Shashin Surti
Weber Shandwick for Suntech
Tel: +86 21 2411 0046
Email: Suntech@webershandwick.com

SOURCE Suntech Power Holdings Co., Ltd.